SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number: 001-07680
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Voyager Learning Profit Sharing Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Voyager Learning Company
1800 Valley View Lane, Suite 400
Dallas, TX 75234

VOYAGER LEARNING
PROFIT SHARING RETIREMENT PLAN
FINANCIAL STATEMENTS
December 31, 2008 and 2007
(With Report of Independent Registered
Public Accounting Firm Thereon)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
Dallas, Texas
FINANCIAL STATEMENTS
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Investment Committee
Voyager Learning Company
Dallas, Texas
RE: Voyager Learning Profit Sharing Retirement Plan
We have audited the accompanying statements of net assets available for plan benefits of the Voyager Learning Profit Sharing Retirement Plan (“Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements as a whole.

Crowe Horwath LLP
South Bend, Indiana
June 18, 2009

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS
Investments
Voyager Learning Company common stock	$11,966	$65,952
Common stock	2,588,591	5,521,819
Mutual funds	37,309,501	70,088,478
Common/collective fund	19,056,556	21,734,609
Cash equivalents	4,290,038	4,264,181
Participant loans	343,962	403,877

Total investments (at fair value)	63,600,614	102,078,916

Receivables
Company contributions	827,161	781,137
Participant contributions	71	12
Other	—	141

Total receivables	827,232	781,290

Total assets	64,427,846	102,860,206

LIABILITIES
Other liabilities	3,580	38,326

Total liabilities	3,580	38,326

Net assets reflecting all investments at fair value	64,424,266	102,821,880

Adjustment from fair value to contract value for fully benefit responsive contracts	773,322	164,784

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$65,197,588	$102,986,664

See accompanying notes to financial statements.

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years ended December 31, 2008 and 2007

	2008	2007

Additions to net assets attributed to:
Investment income, excluding net depreciation in the fair value of investments
Net appreciation in fair value of investments (Note 4)	$—	$4,358,112
Interest and dividend income	2,683,525	6,324,073
Participant loan interest	27,915	71,818

	2,711,440	10,754,003

Contributions
Company contributions	827,161	781,137
Participants’ contributions	2,393,850	3,688,626
Participants’ rollovers	63,443	617,456

Total contributions	3,284,454	5,087,219

Total additions	5,995,894	15,841,222

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 4)	26,883,627	—
Benefits paid to participants	16,821,675	42,425,484
Investment fees	74,661	206,267
Administrative fees	5,007	10,675

Total deductions	43,784,970	42,642,426

Net (decrease) before transfers	(37,789,076)	(26,801,204)

Transfers to the Snap-on Incorporated 401(k) Plan	—	(2,305,801)
Transfers to the Cambridge Information Group, Inc. Retirement Savings Plan	—	(47,801,257)

Total transfers	—	(50,107,058)

Net (decrease) after transfers	(37,789,076)	(76,908,262)

Net assets available for plan benefits at beginning of year	102,986,664	179,894,926

Net assets available for plan benefits at end of year	$65,197,588	$102,986,664

See accompanying notes to financial statements.

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 – DESCRIPTION OF THE PLAN
The following description of the Voyager Learning Profit Sharing Retirement Plan (Plan), formerly the ProQuest Profit Sharing Retirement Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General: The Plan, which covered 1,301 and 1,469 participants at December 31, 2008 and 2007, respectively, is a defined contribution plan covering all full-time and certain part-time employees of Voyager Learning Company, formerly ProQuest Company, (“Voyager”; “ProQuest”; “the Company”).
Effective June 30, 2007, Voyager Learning Company merged into ProQuest Company and the surviving company was renamed Voyager Learning Company. The Plan was amended effective June 30, 2007 to change the name to the Voyager Learning Profit Sharing Retirement Plan.
Effective February 9, 2007, ProQuest Company sold its ProQuest Information and Learning segment (“PIL”) to Cambridge Information Group, Inc. Therefore, the PIL employees were no longer allowed to participate in the Plan. All assets and liabilities attributable to PIL employees were transferred out of the Plan on April 16, 2007. The total amount transferred out of the Plan was $47,801,257.
Effective November 28, 2006, ProQuest Company sold ProQuest Business Solutions (PBS) to Snap-on Incorporated and PBS employees participation in the Plan ended as of that date. Participants with loan balances, who so elected, were transferred to the Snap-on plan April 13, 2007. The total amount transferred out of the Plan was $2,305,801.
Effective March 9, 2006, the Voyager Learning Company Stock Fund, formerly the ProQuest Company Stock Fund, was frozen to new investments.
Employees are immediately eligible to participate in the Plan and may join or elect deferral percentage or investment election changes on any business day, effective at the next payroll processing date. The Plan is participant directed, and, therefore, participants are allowed to select the investment funds to which they wish to contribute. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions: Participants electing to make contributions to the Plan may contribute not less than 1% and no more than 50% of compensation. Contributions are limited in accordance with IRS regulations. Participants may allocate their contributions among the Plan’s funds, including 18 funds offered through Fidelity Investments, a party-in-interest investment, and the Voyager Learning Company Stock Fund (prior to March 9, 2006), also a party-in-interest to the Plan.
(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 – DESCRIPTION OF THE PLAN (Continued)
For 2008 and 2007, the Company contributed 1% of eligible participants’ annual compensation and an additional 1% to 2% based on the level of employee contributions. Additional amounts may be contributed at the option of the Company’s board of directors. No such additional amounts were contributed to the Plan for the years ended December 31, 2008 or 2007.
Participant Accounts: Each participant’s account is credited with the participant’s contribution and an allocation of the Company contribution and plan earnings. Gains and losses resulting from market appreciation or depreciation, interest, and dividends are allocated on the basis of participants’ account balances.
Vesting: Participants are immediately vested in their contributions and the Company contributions, as well as any investment earnings on these contributions.
Payment of Benefits: Upon termination of employment with the Companies or other specified events, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump-sum amount or in installments.
Participant Loans: Participants can borrow the lesser of $50,000 or 50% of their vested account balance, subject to IRS limitations. Principal and interest are generally repaid through payroll deductions. The interest rate for participant loans is equal to the prime rate plus 1%, which was 4.25% and 8.25% as of December 31, 2008 and 2007, respectively.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The financial statements include the accounts of the Voyager Learning Profit Sharing Retirement Plan. The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual amounts may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan’s investment in employer securities.
Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.
(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The impact of adoption of this standard as of January 1, 2008 was not material to the Plan’s net assets available for benefits.
Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.
Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Participant loans are reported at amortized cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The fair values of mutual fund investments, cash equivalents, and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). Investments in Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). The fair values of the Plan’s interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs). The fair values of managed separate account and common collective trusts that invest only in securities traded on nationally recognized securities exchanges and active dealer markets are classified within level 2 of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Investments, excluding participant loans, measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Assets	Inputs
	(Level 1)	(Level 2)

Cash equivalents	$4,290,038
Common collective trusts		$19,056,556
Mutual funds	37,309,501
Separate account – common stocks		2,588,591
Company common stock	11,966
The fair value of the Plan’s investments is based on the beginning-of-the-year value of the Plan’s investments plus actual contributions (including transfers from other plans) and allocated investment income (loss), less actual distributions and allocated administrative expenses.
Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.
Risks and Uncertainties: The Plan provides for various investment options in any combination of Voyager Learning Company Common Stock, a common/collective fund, a privately managed equity fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, liquidity, market, and credit. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.
(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Payment of Benefits: Benefit distributions are recorded when paid.
Contributions: The Company contributed $827,161 and $781,137 to the Plan for the years ended December 31, 2008 and 2007, respectively. These contributions were calculated in accordance with the terms of the Plan. The participant contributions and rollovers totaled $2,457,293 and $4,306,082 for the years ended December 31, 2008 and 2007, respectively.
Administrative Costs: Investment manager fees are offset against earnings on the related investments and allocated to participants. Participants were charged administrative fees, primarily for loan administration, of $5,007 and $10,675 in 2008 and 2007, respectively. The privately managed stock portfolio incurred management and administrative fees of $74,661 and $206,267 in 2008 and 2007 respectively. The Company paid certain other administrative expenses of the Plan.
NOTE 3 – TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated April 2, 2009 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The related trust is, therefore, exempt from tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust is exempt from income taxes.
(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 4 – INVESTMENTS
The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007
Investments at fair value as determined by quoted market prices:
Fidelity Investment Funds
Spartan U.S. Equity Index	$3,378,881	$6,009,631
Contrafund	6,023,360	11,624,662
Retirement Money Market	4,238,249	*
Diversified International	*	6,624,043
Freedom 2010	*	7,675,080
Freedom 2020	3,687,661	5,994,995
Neuberger Berman Trust Portfolio – Partners Trust	*	5,609,680
Investments at fair value as determined by trustee:
Managed Income Portfolio II
(Contract Value: 2008 – $19,829,878 and 2007 – $21,899,393)	$19,056,556	$21,734,609

*	Fair value is less than 5% of the Plan’s net assets.
The components of investment income are as follows for the years ended December 31, 2008 and 2007:

	2008	2007
Net appreciation (depreciation) in fair value of investments
Mutual funds	$(24,375,038)	$4,974,511
Common stock	(2,459,228)	(565,962)
Voyager Learning Company common stock	(49,361)	(50,437)

	(26,883,627)	4,358,112

Interest	901,328	1,324,132
Dividends	1,782,197	4,999,941

Interest and dividend income	2,683,525	6,324,073

Participant loan interest	27,915	71,818

Trust income	$(24,172,187)	$10,754,003

(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 5 – TERMINATION PRIORITIES OF THE PLAN
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. Participants are 100% vested in their accounts, and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.
NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2008 to the Form 5500:

Net assets available for plan benefits per the financial statements	$65,197,588
Less: Adjustment from fair value to contract value of fully benefit responsive contracts	(773,322)

Net assets available for plan benefits per the Form 5500	$64,424,266

The following is a reconciliation of the total additions per the financial statements for the year ended December 31, 2008 to the Form 5500:

Total additions per the financial statements	$5,995,894
Less: Unrealized depreciation in fair value of investments	(26,883,627)
Less: Change in adjustment from fair value to contract value of fully benefit responsive investment contracts	(608,538)

Total income per the Form 5500	$(21,496,271)

The following is a reconciliation of the total deductions per the financial statements for the year ended December 31, 2008 to the Form 5500:

Total deductions per the financial statements	$43,784,970
Less: Unrealized depreciation in fair value of investments	(26,883,627)

Total expenses per the Form 5500	$16,901,343

(Continued)

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)
The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2007 to the Form 5500:

Net assets available for plan benefits per the financial statements	$102,986,664
Less: Adjustment from fair value to contract value of fully benefit responsive contracts	(164,784)

Net assets available for plan benefits per the Form 5500	$102,821,880

NOTE 7 – PARTIES IN INTEREST
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others. At December 31, 2008 and 2007, certain investments of the Plan were held in investment funds which were managed by Fidelity, the trustee of the Plan. Therefore, these transactions represent exempt party-in-interest transactions which are not prohibited by the Department of Labor. Expenses in the amounts of $79,668 and $216,942 for the plan years ending December 31, 2008 and 2007 were paid to Wachovia Trust Company, Private Capital Management, Fidelity Investments, First Bankers Trust, and REDW Trust Company which qualify as party-in-interest transactions. The Plan held 8,085 and 9,224 shares of common stock issued by Voyager Learning Company (formerly ProQuest Company) as of December 31, 2008 and 2007, which qualifies as a party-in-interest investment. The Voyager Learning Company (formerly ProQuest Company) common stock depreciated in value by $49,361 and $50,437 for the plan years ended December 31, 2008 and 2007. Further, participant loans qualify as party-in-interest transactions.

SUPPLEMENTAL INFORMATION

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
Plan Sponsor: Voyager Learning Company
Employer Identification Number: 36-3580106
Plan Number: 101

	(b)	(c)
	Identity of issuer,	Description of investment,			(e)
	borrower, lessor,	including maturity date, rate		(d)	Current
(a)	or similar party	of interest, par, or maturity value		Cost	Value

*	Fidelity Investments	Institutional Cash Portfolio	1,030 shares	#	$1,030
*	Fidelity Investments	Retirement Money Market	4,238,249 shares	#	4,238,249
	Wachovia Securities	Cash Accumulation Trust	50,759 shares	#	50,759
*	Fidelity Management Trust Company	Managed Income Portfolio II	19,829,878 shares	#	19,056,556
*	Fidelity Investments	Spartan U.S. Equity Index	105,921 shares	#	3,378,881
*	Fidelity Investments	Contrafund	133,084 shares	#	6,023,360
*	Fidelity Investments	Intermediate Bond	275,955 shares	#	2,508,434
*	Fidelity Investments	Capital Appreciation	104,073 shares	#	1,637,069
*	Fidelity Investments	Emerging Markets	6,887 shares	#	89,459
*	Fidelity Investments	Diversified International	130,260 shares	#	2,801,895
*	Fidelity Investments	Small Cap Stock	45,335 shares	#	444,281
*	Fidelity Investments	Freedom Income	74,681 shares	#	713,950
*	Fidelity Investments	Freedom 2000	188,437 shares	#	1,893,790
*	Fidelity Investments	Freedom 2010	306,528 shares	#	3,175,632
*	Fidelity Investments	Freedom 2020	366,931 shares	#	3,687,661
*	Fidelity Investments	Freedom 2030	222,425 shares	#	2,170,868
*	Fidelity Investments	Freedom 2040	102,281 shares	#	571,753
*	Fidelity Investments	Freedom 2050	5,908 shares	#	38,168
*	Fidelity Investments	Strategic Large Cap Value	111,963 shares	#	957,279
*	Fidelity Investments	Strategic Mid Cap Value	83,198 shares	#	791,214
	Harris Associates L.P.	Oakmark Equity Income – Class I	18,880 shares	#	407,043
	Neuberger Berman Trust Portfolio	NB Genesis Trust	76,856 shares	#	2,389,443
	Neuberger Berman Trust Portfolio	Partners Trust	180,866 shares	#	2,145,072
	TCW Group, Inc.	TCW Galileo Select Equities N	3,378 shares	#	33,641
	Calamos Investment Advisors	Calamos Growth A	38,250 shares	#	1,115,383
	Van Kampen Investments, Inc.	Van Kampen Growth & Income A	16,862 shares	#	238,259
	Asset Management Group of Hawaii	Pacific Capital Small Cap-Class Y	10,528 shares	#	96,966

	Avatar Holdings Inc.	Common stock	1,700 shares	#	45,084
	Bank of Hawaii Corporation	Common stock	3,600 shares	#	162,612
	Boyd Gaming Corporation	Common stock	4,100 shares	#	19,393
	CA, Inc.	Common stock	15,300 shares	#	283,509

*	Party-in-interest investment, but not prohibited by ERISA

#	Investments are participant directed, therefore, historical cost information is not required

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2008
Plan Sponsor: Voyager Learning Company
Employer Identification Number: 36-3580106
Plan Number: 101

	(b)	(c)
	Identity of issuer,	Description of investment,			(e)
	borrower, lessor,	including maturity date, rate		(d)	Current
(a)	or similar party	of interest, par, or maturity value		Cost	Value
	Center Bancorp, Inc.	Common stock	5,800 shares	#	47,444
	Cymer, Inc.	Common stock	800 shares	#	17,528
	Dundee Corporation	Common stock, Class A	8,200 shares	#	42,230
	Eastman Kodak Company	Common stock	12,400 shares	#	81,592
	First Citizens Bancshares, Inc.	Common stock	500 shares	#	76,400
	First Defiance Financial Corp.	Common stock	3,400 shares	#	26,282
	First Financial Holdings, Inc.	Common stock	2,800 shares	#	56,672
	Fulton Financial Corporation	Common stock	5,300 shares	#	50,986
	Glacier Bancorp, Inc.	Common stock	1,750 shares	#	33,285
	Hearst-Argyle Television, Inc.	Common stock	8,000 shares	#	48,480
	Hewlett-Packard Company	Common stock	4,000 shares	#	145,160
	International Business Machines	Common stock	2,100 shares	#	176,736
	International Game Technology	Common stock	4,500 shares	#	53,505
	John Wiley & Sons, Inc.	Common stock	4,100 shares	#	145,878
	Marcus Corporation	Common stock	4,800 shares	#	77,904
	MGM Mirage	Common stock	5,007 shares	#	68,896
	Motorola Incorporated	Common stock	16,200 shares	#	71,766
	MutualFirst Financial, Inc.	Common stock	4,567 shares	#	30,827
	Northern Trust Corporation	Common stock	1,600 shares	#	83,424
	Novellus Systems, Inc.	Common stock	5,300 shares	#	65,402
	Raymond James Financial, Inc.	Common stock	6,300 shares	#	107,919
	Royal Caribbean Cruises, Ltd.	Common stock	8,500 shares	#	116,875
	Sprint Nextel Corporation	Common stock	17,000 shares	#	31,110
	Sterling Financial Corporation	Common stock	2,800 shares	#	24,640
	Suffolk Bancorp	Common stock	2,800 shares	#	100,604
	Symantec Corporation	Common stock	15,900 shares	#	214,968
	TF Financial Corporation	Common stock	3,600 shares	#	69,480
	TierOne Corporation	Common stock	3,200 shares	#	12,000

*	Voyager Learning Company	Common stock	8,085 shares	#	11,966

*	Participant loans	Varying maturities; interest rates from 4.25% to 10.5%			343,962

					$63,600,614

*	Party-in-interest investment, but not prohibited by ERISA

#	Investments are participant directed, therefore, historical cost information is not required

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
SIGNATURES

Date: June 26, 2008	Voyager Learning Profit Sharing Retirement Plan
	By:	/s/ Todd W. Buchardt
Todd W. Buchardt
Sr. Vice President, General Counsel, Investment Committee Member

VOYAGER LEARNING PROFIT SHARING RETIREMENT PLAN
EXHIBIT INDEX

Exhibit
No.	Description

23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM